UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Subject Company (Issuer))

Super MergerSub Inc.
Centro Properties Limited

(Names of Filing Persons (Offerors))

Common Stock, $.01 par value per share

(Title of Class of Securities)

648053106

(CUSIP Number of Class of Securities)

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,434,692,617	$105,445.06

*                    Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value was determined by multiplying the offer price of $33.15 per share by 103,610,637 shares of common stock issued and outstanding (the number of shares represented by New Plan Excel Realty Trust, Inc. in the Merger Agreement (as defined herein) to be issued and outstanding as of February 27, 2007).  The filing fee was previously paid with the original filing on Schedule TO on March 8, 2007.

☐              Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 to Tender Offer Statement on Schedule TO (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2007, as amended by Amendment No. 1 thereto filed with the Commission on March 21, 2007, as amended by Amendment No. 2 thereto filed with the Commission on March 29, 2007, and as amended by Amendment No. 3 thereto filed with the Commission on April 5, 2007 (as so amended, the “Original Schedule TO” and, together with this Amendment, this “Schedule TO”), relating to the offer by Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), to purchase all outstanding shares of common stock, $.01 par value per (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), at a price of $33.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2007, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007, and Amendment and Supplement No. 2 thereto, dated March 29, 2007, and as supplemented by the press releases dated April 5, 2007 and April 9, 2007 (as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007, and as supplemented by the press release dated April 5, 2007 (as it may be further amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(J), (a)(1)(K), (a)(1)(L) and (a)(1)(M), respectively. This Schedule TO is being filed on behalf of Purchaser and Centro. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Original Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1, 4, 5, 6 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraph thereto:

On April 9, 2007, we issued a press release announcing that we had exercised our right under the Merger Agreement to designate a number of directors on New Plan’s board proportionate to the percentage of outstanding common stock that we and our affiliates would own immediately after the closing of the Offer, as calculated in the manner set forth in the Merger Agreement.  Accordingly, pursuant to the Merger Agreement, five designees of Centro have been appointed as directors of New Plan. The Centro designees, who will constitute a majority of the eight member board of directors of New Plan, are Andrew Scott, John Hutchinson, Graham Terry, Romano Nenna, and Anthony Torney.  New Plan directors William Newman, Glenn J. Rufrano, Raymond H. Bottorf, Norman Gold, Matthew Goldstein, Nina Matis, Melvin Newman and Gregory White have resigned from the board of directors of New Plan. New Plan directors Irwin Engelman, H. Carl McCall and George Puskar will continue to serve on the board as directors and as members of the audit committee pending the completion of the Merger. A copy of the press release is attached as Exhibit (a)(1)(M) hereto and is incorporated herein by reference.

The Offer to Purchase is hereby supplemented with the text of the press release attached as Exhibit (a)(1)(M) hereto.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit in numerical order:

(a)(1)(M)                        Press Release issued by Centro on April 9, 2007

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Super MergerSub Inc.

By:	/s/ John Hutchinson
	Name:	John Hutchinson
	Title:	Vice President

Centro Properties Limited

By:	/s/ Andrew Scott
	Name:	Andrew Scott
	Title:	Director

Dated:    April 9, 2007

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EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following in numerical order in such Exhibit Index:

Exhibit No.	Document
(a)(1)(M)	Press Release issued by Centro on April 9, 2007.

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